Exhibit No. 99.2 (c)
KPMG Peat Marwick LLP
     Suite 700
     301 N. Elm Street
     Greensboro, NC  27401




               INDEPENDENT ACCOUNTANT'S REPORT
      On Management's Assertion on Compliance with the
        Minimum Servicing Standards Set Forth in the
   Uniform Single Attestation Program for Mortgage Bankers


The Board of Directors
Wendover Financial Services Corporation

We have examined management's assertion about Wendover Financial Services Corporation's (an indirect, wholly-owned subsidiary of Electronic Data Systems Corporation) ("Wendover") compliance with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers as of and for the year ended December 31, 1997 included in the accompanying Report of Management. Management is responsible for Wendover's compliance with those minimum-servicing standards. Our responsibility is to express an opinion on management's assertions about Wendover's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about Wendover's compliance with the minimum servicing standards and performing such other procedures, as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Wendover's compliance with the minimum servicing standards.

In our opinion, management's assertion that Wendover has complied in all material respects with the aforementioned minimum servicing standards as of and for the year ended
December 31, 1997 is fairly stated, in all material respects.


                                   \s\ KPMG Peat Marwick LLP


March 18, 1998